Exhibit 99.3

1 March 04, 2025 Fourth Quarter and Full Year 2025 Earnings Presentation

2 Disclaimer This presentation contains forward - looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others . By their nature, forward - looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control . Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward - looking statements and there can be no assurance that such forward - looking statements will prove to be correct . Accordingly, you should not place undue reliance on forward - looking statements . The forward - looking statements included herein speak only as at the date of this presentation and we do not undertake any obligation to update these forward - looking statements . Past performance does not guarantee or predict future performance . Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward - looking statements to reflect events that occur or circumstances that arise in relation to the content of the presentation . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission (the “SEC”) from time to time, including in the section titled “Risk Factors” in our latest fillings with the SEC . These documents are available on the SEC Filings section of the investor relations section of our website at : https : //ir . vincicompass . com/financials/sec - filings . We have prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our subsidiaries or affiliates, not should it or any part of it form the basis of, or be relied on, in connection with any contract to purchase or subscribe for any of our securities or securities of any of our subsidiaries or affiliates, nor shall it or any part of it form the basis of, or be relied on, in connection with any contract or commitment whatsoever . This presentation also includes certain non - GAAP financial information . We believe that such information is meaningful and useful in understanding the activities and business metrics of our operations . We also believe that these non - GAAP financial measures reflect an additional way of viewing aspects of our business that, when viewed with our International Financial Reporting Standards (“IFRS”) results, as issued by the International Accounting Standards Board, provide a more complete understanding of factors and trends affecting our business . Further, investors regularly rely on non - GAAP financial measures to assess operating performance and such measures may highlight trends in our business that may not otherwise be apparent when relying on financial measures calculated in accordance with IFRS . We also believe that certain non - GAAP financial measures are frequently used by securities analysts, investors and other interested parties in the evaluation of public companies in our industry, many of which present these measures when reporting their results . The non - GAAP financial information is presented for informational purposes and to enhance understanding of the IFRS financial statements . The non - GAAP measures should be considered in addition to results prepared in accordance with IFRS, but not as a substitute for, or superior to, IFRS results . As other companies may determine or calculate this non - GAAP financial information differently, the usefulness of these measures for comparative purposes is limited . A reconciliation of such non - GAAP financial measures to the nearest GAAP measure is included in this presentation .

3 0.17 Quarterly Dividend US$ 14 bn Capital Formation & Appreciation 4Q’25 R$ Fourth Quarter & Full Year 2025 Highlights Vinci Compass completed the acquisition of 50.1% stake in Verde Asset Management , contributing with approximately R$16 billion in AuM R$14 billion of capital formation and appreciation in the 4Q’25 and R$42 billion in the FY’25 , with highlights to Global IP&S, Credit and Real Assets segments New R$2.8 billion SMA in Real Assets, to invest in Infrastructure assets in Latin America See notes and definitions at end of document 288 mm FRE FY’25 + 16 % YoY R$ R$ 4.52 per share¹ 292 mm Adj. DE FY’25 + 22 % YoY R$ R$ 4.58 per share² Investment Related Earnings (IRE) of R$45.1 million , following portfolios markups in Private Equity and appreciation in listed REITs 45 mn Investment Related Earnings 4Q’25 R$

4 Financial Highlights

Fourth Quarter and Full Year 2025 Segment Earnings

(R$ thousands, unless mentioned)	4Q'24	3Q'25	4Q'25	Δ YoY(%)	FY'24	FY'25	Δ YoY(%)
Net revenue from management fees	170,193	201,539	219,730	29%	487,532	812,367	67%
Net revenue from advisory fees	40,328	25,384	15,444	(62)%	68,134	91,901	35%
Other revenues	7,925	11,404	11,819	49%	7,925	45,429	473%
Total Fee Related Revenues	**218,446**	**238,327**	**246,993**	**13%**	**563,591**	**949,697**	**69%**
Segment personnel expenses	(14,895)	(18,135)	(21,981)	48%	(38,027)	(80,923)	113%
Other G&A expenses	(14,728)	(14,185)	(16,200)	10%	(32,868)	(63,239)	92%
Placement Fee Amortization and Rebates	(14,393)	(19,461)	(20,527)	43%	(15,887)	(78,795)	396%
Corporate center expenses	(64,006)	(73,083)	(75,796)	18%	(135,660)	(305,015)	125%
Bonus compensation related to management and advisory	(31,397)	(36,407)	(32,064)	2%	(92,753)	(133,342)	44%
Total Fee Related Expenses	**(139,418)**	**(161,271)**	**(166,569)**	**19%**	**(315,194)**	**(661,316)**	**110%**
FEE RELATED EARNINGS (FRE)	**79,028**	**77,056**	**80,424**	**2%**	**248,397**	**288,381**	**16%**
FRE Margin (%)	*36.2%*	*32.3%*	*32.6%*		*44.1%*	*30.4%*	
FRE per share[1] (R$/share)	*1.23*	*1.22*	*1.23*	*(0)%*	*4.42*	*4.52*	*2%*
Net revenue from performance fees	27,412	2,986	13,301	(51)%	37,188	27,706	(25)%
Performance based compensation	(10,930)	(1,282)	(8,409)	(23)%	(15,349)	(14,724)	(4)%
PERFORMANCE RELATED EARNINGS (PRE)	**16,482**	**1,704**	**4,892**	**(70)%**	**21,840**	**12,983**	**(41)%**
PRE Margin (%)	*60.1%*	*57.1%*	*36.8%*		*58.7%*	*46.9%*	
(+) Realized GP investment income	4,111	4,362	6,082	48%	25,435	28,305	11%
(+) Unrealized GP investment income	(208)	686	39,042	N/A	(10,382)	36,937	N/A
INVESTMENT RELATED EARNINGS (IRE)	**3,903**	**5,048**	**45,124**	**1,056%**	**15,053**	**65,242**	**333%**
(-) Unrealized performance fees	9,454	–	–	N/A	12,937	8,711	(33)%
(+) Unrealized performance compensation	74	–	–	N/A	(1,159)	(3,083)	166%
(-) Unrealized GP investment income	208	(686)	(39,042)	N/A	10,382	(36,937)	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**109,150**	**83,122**	**91,398**	**(16)%**	**307,451**	**335,297**	**9%**
Segment DE Margin (%)	*42.1%*	*33.8%*	*34.3%*		*48.1%*	*33.1%*	
(+) Depreciation and amortization	2,636	3,761	2,616	(1)%	8,672	12,517	44%
(+) Realized financial income	10,308	14,878	12,024	17%	49,269	63,129	28%
(-) Leasing expenses	(2,072)	(3,373)	(4,516)	118%	(8,295)	(15,369)	85%
(-) Other items[2]	(30,198)	(9,984)	(2,196)	(93)%	(63,809)	(46,942)	(26)%
(-) Non-operational expenses[3]	(39,827)	(133)	(4,877)	(88)%	(56,562)	(5,883)	(90)%
(-) Income taxes (excluding related to unrealized fees and income)	(14,610)	(15,312)	(14,894)	2%	(52,868)	(52,820)	(0)%
(-) Minority Interest[4]	–	–	(2,720)	N/A	–	(2,720)	N/A
DISTRIBUTABLE EARNINGS (DE)	**35,386**	**72,959**	**76,835**	**117%**	**183,857**	**287,209**	**56%**
DE Margin (%)	*13.1%*	*28.0%*	*27.6%*		*26.7%*	*26.7%*	
DE per share (R$/share)[5]	*0.55*	*1.15*	*1.17*	*113%*	*3.35*	*4.50*	*34%*
(+) Non-operational expenses (including Income Tax effect)	38,560	133	4,453	(88)%	55,199	5,236	(91)%
ADJUSTED DISTRIBUTABLE EARNINGS[6]	**73,946**	**73,092**	**81,288**	**10%**	**239,056**	**292,445**	**22%**
Adjusted DE Margin (%)	*27.4%*	*28.1%*	*29.2%*		*34.7%*	*27.1%*	
Adjusted DE per share[7] (R$/share)	*1.15*	*1.16*	*1.24*	*8%*	*4.26*	*4.58*	*7%*

5

See notes and definitions at end of document

VINCI COMPASS

6 57% 19% 25% (1)% Capital Formation & Appreciation 4Q'25 Global IP&S Credit Real Assets Equities Private Equity 255 241 271 29 33 36 17 16 15 14 15 15 12 12 15 327 316 354 4Q'24 3Q'25 4Q'25 Global IP&S Credit Private Equity Equities Real Assets Total Assets Under Management and Advisory AuM 4Q’25 vs 3Q’25 vs. 4Q’24 ( R$bn ) • Total assets under management and advisory (AuM¹) of R$354.1 billion, up 8% year - over - year and 12% quarter - over - quarter • AuM growth in the quarter was pushed mainly by the acquisition of Verde, capital formation across Global IP&S, Real Assets and Credit, and overall portfolio appreciation • Vinci Compass signed an SMA of R$2.8 billion in capital commitments in our Infrastructure strategy, which will start contributing to FEAUM as capital is deployed R$14.1 billion See notes and definitions at end of document

Additional Capital Detail

- Total performance fee eligible AUM (PEAUM) of R$45.8 billion in the 4Q'25
- Our PEAUM is distributed across three different types of indexes: Preferred Return with Catch-Up[1], Preferred Return[2] and Hurdle[3]

- Gross accrued performance fees of R$254.7 million in the 4Q'25
- The VCP strategy in Private Equity accounted for R$197.1 million in accrued performance fees, or 77% of total accrued performance fees

Performance Eligible AUM



R$46 bn
26%
22%
19%
18%
15%

Gross Accrued Performance Fees



Private Equity
Credit
Equities
Global IP&S
Real Assets
R$255 mm
1%
4%
17%
79%

Vinci Compass recognizes the performance revenue according to IFRS 15. Unrealized performance fees are recognized only when is highly probable that the revenue will not be reversed in the Income Statement. The fund FIP Infra Transmissão in Infrastructure had R$1.7 million as of the end of the fourth quarter of 2025 booked as unrealized performance fees in the company's balance sheet. Accrued performance fees shown for Private Equity funds of R$201.9 million, Credit funds of R$42.3 million, Real Assets funds of R$7.7 million, and Global IP&S of R$0.9 million, as of the end of the fourth quarter of 2025, have not been booked as unrealized performance fees in the company's balance sheet.

VINCI COMPASS

Fee Related Revenues

Management fees were R$219.7 million in the 4Q'25, up 29% year-over-year. The increase was driven by the Compass, Lacan and Verde transactions on the inorganic side and organic growth, especially in the Credit segment

Advisory fees totaled R$15.4 million, down 62% year-over-year. Upfront fees charged by Third Party Distribution Alternative business vary based on the timing of commitments, with most commitments signed earlier in 2025. In addition, revenues from the Corporate Advisory segment declined due to slower deal activity

Fee Related Revenues grew 69% YoY to R$949.7 million in the FY'25, supported by a full year of Compass and Lacan, continued fundraising momentum across different countries and Verde acquisition in the 4Q'25



Fee Related Revenues 4Q'25 vs. 4Q'24
(R$mm)
+13%
218
8
40
170
247
12
15
220
4Q'24
4Q'25
Management fees
Advisory fees
Other revenues



Fee Related Revenues 4Q'25 YTD vs. 4Q'24 YTD
(R$mm)
+69%
564
8
68
488
950
45
92
812
FY'24
FY'25
Management fees
Advisory fees
Other revenues

8

VINCI COMPASS

Financial Metrics

4Q'25 overview

Fee Related Earnings (FRE)
of R$80.4 million and R$1.23/share

- FRE growth partially offset by catch-up fees from Private Equity segment in the 4Q'24. Excluding this effect, FRE grew by 26% driven primarily by fundraising across Credit and Global IP&S and acquisitions made in the period

Performance Related Earnings (PRE)
of R$4.9 million and R$0.07/share

- Performance fees normalized after a strong 4Q'24, which included one-off contributions from opportunistic funds in Argentina and Peru. In the 4Q'25, revenues came from Global IP&S, Credit, and Equities

Investment Related Earnings (IRE)
of R$45.1 million and R$0.69/share

- Positive yearly portfolio markups in our Private Equity IRE commitments combined with appreciation in our Listed REITs accounted for the increase in unrealized IRE

Fee Related Earnings (FRE)
(R$mm)


36%
33%
+2%
79
80
1.23
1.23
4Q'24
4Q'25
FRE per share
% FRE margin

Performance Related Earnings (PRE)
(R$mm)


60%
37%
(70)%
16
5
4Q'24
4Q'25
% PRE margin

Investment Related Earnings (IRE)
(R$mm)


+1,056%
4
4
45
39
6
4Q'24
4Q'25
Realized GP Investment Income¹
Unrealized GP Investment Income

9

VINCI COMPASS

Financial Metrics

Full Year 2025 overview

Fee Related Earnings (FRE)
of R$288.4 million and R$4.52/share

- FRE in the FY'25 benefited from a full year of Compass and Lacan contributions, supported by strong fundraising throughout the year, as well as Verde acquisition in the 4Q'25

Performance Related Earnings (PRE)
of R$13.0 million and R$0.20/share

- FY'24 PRE was driven by FIP Infra Transmissão in the 2Q'24, in addition to the one-off strong contributions in the 4Q'24, while FY'25 PRE was concentrated in Global IP&S, Credit and Equities

Investment Related Earnings (IRE)
of R$65.2 million and R$1.00/share

- FY'25 includes the realization of FIP Infra Transmissão during the 2Q'25 and mark-ups in closed-end funds drove the rise in unrealized GP investment income

Fee Related Earnings (FRE)
(R$mm)


44%
30%
+16%
248
288
4.42
4.52
FY'24
FY'25
FRE per share
% FRE margin

Performance Related Earnings (PRE)
(R$mm)


59%
47%
(41)%
22
13
FY'24
FY'25
% PRE margin

Investment Related Earnings (IRE)
(R$mm)


+333%
15
65
25
(10)
37
28
FY'24
FY'25
Realized GP Investment Income
Unrealized GP Investment Income

10

Adjusted Distributable Earnings (Adj. DE)

Adj. DE for the 4Q'25 grew 10% YoY, supported by higher Management Fees and Other Revenues, partially offset by lower Performance and Advisory fees in the quarter. Higher realized financial income and realized IRE, together with cost synergies throughout 2025, also supported the quarter's Adjusted Distributable Earnings

Adj. DE in the FY'25 reflects the combined effect of acquisitions, capital formation and realized GP investment income within IRE



Adj. DE 4Q'25 vs. 4Q'24
(R$mm)
27%
+10%
29%
81
74
1.24
1.15
4Q'24
4Q'25
Adj. DE per share
% Adj. DE margin



Adj. DE FY'25 vs. FY'24
(R$mm)
35%
+22%
27%
292
239
4.58
4.26
FY'24
FY'25
Adj. DE per share
% Adj. DE margin

11

See notes and definitions at end of document

VINCI COMPASS

12 Balance Sheet Highlights & IRE Commitments 4Q'25 3Q'25 (IN R$ MILLIONS, UNLESS MENTIONED) 280.1 215.9 Cash and cash equivalents¹ 1,177.7 1,106.3 Net Investments 333.5 379.9 Liquid funds² 844.1 726.4 IRE Commitments³ (607.1) (535.3) Debt obligations 4 850.6 787.0 Net Cash and Investments 13.00 12.44 Net Cash and Net Investments per share⁵ (R$/share) Net Cash and Investments of R$850.6 million in the 4Q’25, including cash and cash equivalents, investments in liquid funds, IRE Commitments and debt obligations R$ 844.1 mm 26% 21% 16% 16% 14% 4% 2% 1% Private Equity Credit Infrastructure REITs Real Estate Global IP&S Public Equities Forestry Total Capital Committed R$1.4 billion 23% 21% 18% 17% 13% 5% 3% Fair Value of Investments - IRE Commitments

IRE Proprietary Fund Commitments

As of 4Q'25, Vinci Compass had R$1,430.0 million in capital commitments signed to proprietary funds mostly across Private Equity, Infrastructure, Credit and Real Estate

Total capital called of R$868.1 million, representing 60.7% of the total capital committed to proprietary funds as of December 31, 2025

Fair Value of Investments account for R$844.1 million

Fair Value of Investments
(R$ mm)



726.4
86.8
(0.5)
(5.9)
37.4
844.1
3Q'25
Capital Called
Principal Returned
Gross Capital Gain Returned
Appreciation
4Q'25

Per share R$11.44 R$12.90

IRE Commitments Overview

Total Capital Committed	**R$1,430.0** million
Total Capital Called	**R$868.1** million
Accum. Capital Returned	**R$175.0** million
Fair Value of Investments	**R$844.1** million

13

See notes and definitions at end of document

VINCI COMPASS

Use of Capital Since IPO

IRE Commitments

Total IRE Commitment	R$1.4 billion
Fundraising Leverage	13.0x
Gross Blended Target IRR	18-20%
Expected Realized IRE Annual Run Rate Contribution	R$100 million+ between 2028-2031

M&As

Cash used	R$413.2 million
New shares issued	14.9 million
Average Post Tax Price/FRE[1]	8.6x

Capital Returned to Shareholders

Total Dividends distributed since IPO	R$1.0 billion
Buybacks	R$345.7 million

14

See notes and definitions at end of document

VINCI COMPASS

15 Segment Highlights

16 25% 24% 22% 19% 6% 3% 22% 22% 22% 23% 7% 3% Private Equity Global IP&S Credit Real Assets Equities Corporate Advisory Financials by Segment Fee Related Earnings (FRE) FY’25 by Segment Segment Distributable Earnings (DE) FY’25 by Segment Fee Related Earnings (FRE) were R$288.4 million in the FY’25, with 25% of FRE coming from Private Equity, Global IP&S accounting for 24%, Credit with 22%, followed by Real Assets with 19%, Equities accounting for 6% and Corporate Advisory for 3% Segment Distributable Earnings (DE) were R$335.3 million in the FY’25, with 23% coming from Real Assets, followed by Private Equity, Global IP&S and Credit with 22%, Equities accounting for 7% and Corporate Advisory for 3% R$335 mm R$288 mm

Global Investment Products & Solutions (Global IP&S)

Fee Related Earnings (FRE) of R$69.1 million in the FY'25, up 139% YoY, driven mostly by the growth in management fees following the combination with Compass and the acquisition of Verde

Advisory fees of R$63.7 million in the FY'25, an increase of 235% year-over-year, from upfront fees[1] charged in TPD[2] Alternative strategy

Global IP&S AuM was R$271.5 billion in the 4Q'25, with R$14.5 billion from the acquisition of Verde, R$4.6 billion in net inflows and R$11.3 billion across appreciation and FX variation

(R$ THOUSANDS, UNLESS MENTIONED)	4Q'24	3Q'25	4Q'25	Δ YoY (%)	FY'24	FY'25	Δ YoY (%)
Net revenue from management fees	43,857	63,956	77,943	78%	101,945	267,214	162%
Net revenue from advisory fees	17,988	17,886	5,755	(68)%	19,045	63,714	235%
Other revenues	7,745	11,216	11,819	53%	7,745	44,869	479%
Total Fee Related Revenues	**69,590**	**93,058**	**95,516**	**37%**	**128,737**	**375,797**	**192%**
Segment personnel expenses	(4,036)	(5,265)	(7,467)	85%	(10,798)	(24,871)	130%
Other G&A expenses	(6,330)	(7,759)	(9,238)	46%	(14,867)	(32,423)	118%
Placement Fee Amortization and Rebates	(6,633)	(9,964)	(10,669)	61%	(6,633)	(39,755)	499%
Corporate center expenses	(32,747)	(38,349)	(38,451)	17%	(46,068)	(158,817)	245%
Bonus compensation related to management and advisory	(5,729)	(16,101)	(9,703)	69%	(21,397)	(50,821)	138%
Total Fee Related Expenses	**(55,474)**	**(77,438)**	**(75,528)**	**36%**	**(99,762)**	**(306,687)**	**207%**
FEE RELATED EARNINGS (FRE)	**14,116**	**15,620**	**19,988**	**42%**	**28,974**	**69,110**	**139%**
FRE Margin (%)	*20.3%*	*16.8%*	*20.9%*		*22.5%*	*18.4%*	
Net revenue from performance fees	14,636	211	6,856	(53)%	15,006	8,897	(41)%
Realized performance fees	*14,636*	*211*	*6,856*	*(53)%*	*15,006*	*8,897*	*(41)%*
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	(4,619)	(60)	(4,454)	(4)%	(4,838)	(5,342)	10%
PERFORMANCE RELATED EARNINGS (PRE)	**10,017**	**151**	**2,402**	**(76)%**	**10,169**	**3,555**	**(65)%**
PRE Margin (%)	*68.4%*	*71.6%*	*35.0%*		*67.8%*	*40.0%*	
(+) Realized GP investment income	9	–	272	2,860%	493	964	96%
(+) Unrealized GP investment income	2,057	565	586	(72)%	5,499	462	(92)%
INVESTMENT RELATED EARNINGS (IRE)	**2,067**	**565**	**858**	**(58)%**	**5,993**	**1,426**	**(76)%**
(-) Unrealized GP investment income	(2,057)	(565)	(586)	(72)%	(5,499)	(462)	(92)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**24,142**	**15,771**	**22,662**	**(6)%**	**39,637**	**73,630**	**86%**
Segment DE Margin (%)	*28.7%*	*16.9%*	*22.1%*		*27.5%*	*19.1%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	254,004	239,978	270,156	6%	254,004	270,156	6%
AVERAGE FEE RATE (%)	0.20%	0.13%	0.15%		0.25%	0.13%	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions) EX-UPFRONTS[4]	193,984	191,957	220,403	14%	193,984	220,403	14%
AVERAGE FEE RATE (%) EX-UPFRONTS	0.20%	0.16%	0.18%		0.25%	0.17%	



Global IP&S AuM
Breakdown by Strategy
Fund Services 1%
Pension Plans 1%
Advisory & Execution 3%
Global Solutions 7%
Multi-strategy 12%
R$271 bn AuM
TPD Liquid 47%
TPD Alternative 28%

17
See notes and definitions at end of document

VINCI COMPASS

Credit

Fee related earnings (FRE) in the 4Q'25 posted a 202% increase year-over-year, driven by Compass business combination, strong fundraising, capital deployment and portfolio appreciation across different strategies and countries

Our one-stop-shop credit platform is accelerating both local-to-local and cross-border, delivering R$3.2 billion in organic and inorganic capital formation and appreciation during the 4Q'25

Total AuM of R$36 billion, up 25% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	4Q'24	3Q'25	4Q'25	Δ YoY (%)	FY'24	FY'25	Δ YoY (%)
Net revenue from management fees	38,923	60,464	63,846	64%	83,489	231,647	177%
Net revenue from advisory fees	25	–	2,384	9,556%	305	2,384	682%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**38,947**	**60,464**	**66,230**	**70%**	**83,792**	**234,031**	**179%**
Segment personnel expenses	(4,970)	(6,195)	(7,503)	51%	(9,494)	(27,477)	189%
Other G&A expenses	(2,790)	(2,968)	(3,034)	9%	(5,103)	(11,753)	130%
Placement Fee Amortization and Rebates	(5,616)	(7,744)	(7,977)	42%	(5,616)	(31,310)	457%
Corporate center expenses	(13,147)	(16,200)	(18,481)	41%	(23,324)	(69,011)	196%
Bonus compensation related to management and advisory	(5,285)	(6,798)	(7,671)	45%	(14,430)	(30,682)	113%
Total Fee Related Expenses	**(31,808)**	**(39,905)**	**(44,666)**	**40%**	**(57,967)**	**(170,234)**	**194%**
FEE RELATED EARNINGS (FRE)	**7,139**	**20,559**	**21,565**	**202%**	**25,826**	**63,797**	**147%**
FRE Margin (%)	*18.3%*	*34.0%*	*32.6%*		*30.8%*	*27.3%*	
Net revenue from performance fees	4,980	362	4,710	(5)%	8,403	9,594	14%
Realized performance fees	*4,980*	*362*	*4,710*	*(5)%*	*8,403*	*9,594*	*14%*
Unrealized performance fees	–	–	–	*N/A*	–	–	*N/A*
Performance based compensation	(1,848)	(152)	(2,647)	43%	(3,365)	(4,760)	41%
PERFORMANCE RELATED EARNINGS (PRE)	**3,132**	**210**	**2,063**	**(34)%**	**5,040**	**4,833**	**(4)%**
PRE Margin (%)	*62.9%*	*57.9%*	*43.8%*		*60.0%*	*50.4%*	
(+) Realized GP investment income	1,548	1,647	1,672	8%	7,177	6,612	(8)%
(+) Unrealized GP investment income	(8,970)	642	2,549	N/A	(7,851)	11,927	N/A
INVESTMENT RELATED EARNINGS (IRE)	**(7,422)**	**2,289**	**4,221**	**N/A**	**(674)**	**18,538**	**N/A**
(-) Unrealized GP investment income	8,970	(642)	(2,549)	N/A	7,851	(11,927)	N/A
(-) Unrealized performance fees	–	–	–	–	–	–	N/A
(+) Unrealized performance compensation	–	–	–	–	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**11,819**	**22,416**	**25,300**	**114%**	**38,044**	**75,242**	**98%**
Segment DE Margin (%)	*26.0%*	*35.9%*	*34.8%*		*38.3%*	*30.1%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	28,540	32,445	35,870	26%	28,540	35,870	26%
AVERAGE FEE RATE (%)	0.80%	0.80%	0.76%		0.83%	0.77%	



Credit AuM
Breakdown by Strategy
Agribusiness 3%
Diversified Private Credit 5%
Structured Credit & Confirming 8%
Opportunistic Capital Solutions 10%
Real Estate & Infrastructure Credit 10%
Hard Currency High Grade & High Yield 25%
Local Currency High Grade & High Yield 39%
R$36 bn AuM

18

VINCI COMPASS

Private Equity

Fee Related Earnings (FRE) of R$16.8 million in the quarter. Excluding the non-recurring catch-up fees recognized in VCP IV in the 4Q'24, FRE would have grown 2% year-over-year

VCP team continues sourcing new investment opportunities for Fund IV and pursuing exits across Funds II and III, as VIR team concentrates on structuring the next impact investing vintage, VIR V

Unrealized GP investment income of R$18.5 million, mostly from the IRE commitment in VCP IV. Portfolio companies from Fund IV have already started to appreciate, posting positive year-end markups

(R$ THOUSANDS, UNLESS MENTIONED)	4Q'24	3Q'25	4Q'25	Δ YoY (%)	FY'24	FY'25	Δ YoY (%)
Net revenue from management fees	45,711	31,087	30,395	(34)%	146,647	123,486	(16)%
Net revenue from advisory fees	–	–	–	N/A	–	–	N/A
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**45,711**	**31,087**	**30,395**	**(34)%**	**146,647**	**123,486**	**(16)%**
Segment personnel expenses	(1,194)	(1,276)	(1,246)	4%	(4,493)	(4,868)	8%
Other G&A expenses	(873)	(703)	(617)	(29)%	(3,222)	(3,511)	9%
Placement fee amortization and rebates	(952)	(359)	(358)	(62)%	(1,870)	(1,447)	(23)%
Corporate center expenses	(6,645)	(6,023)	(6,122)	(8)%	(25,632)	(24,695)	(4)%
Bonus compensation related to management and advisory	(6,884)	(3,743)	(5,298)	(23)%	(18,010)	(16,174)	(10)%
Total Fee Related Expenses	**(16,547)**	**(12,104)**	**(13,640)**	**(18)%**	**(53,227)**	**(50,694)**	**(5)%**
FEE RELATED EARNINGS (FRE)	**29,164**	**18,983**	**16,754**	**(43)%**	**93,421**	**72,792**	**(22)%**
FRE Margin (%)	*63.8%*	*61.1%*	*55.1%*		*63.7%*	*58.9%*	
Net revenue from performance fees	–	–	–	N/A	–	–	N/A
Realized performance fees	–	–	–	N/A	–	–	N/A
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	–	–	–	N/A	–	–	N/A
PERFORMANCE RELATED EARNINGS (PRE)	**–**	**–**	**–**	**N/A**	**–**	**–**	**N/A**
PRE Margin (%)	*N/A*	*N/A*	*N/A*		*N/A*	*N/A*	
(+) Realized GP investment income	–	61	147	N/A	31	1,900	6,030%
(+) Unrealized GP investment income	794	(1,943)	18,493	2,229%	8,734	5,008	(43)%
INVESTMENT RELATED EARNINGS (IRE)	**794**	**(1,882)**	**18,641**	**2,247%**	**8,765**	**6,908**	**(21)%**
(-) Unrealized GP investment income	(794)	1,943	(18,493)	2,229%	(8,734)	(5,008)	(43)%
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**29,164**	**19,044**	**16,902**	**(42)%**	**93,452**	**74,693**	**(20)%**
Segment DE Margin (%)	*63.8%*	*61.1%*	*55.3%*		*63.7%*	*59.6%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	13,471	12,607	12,541	(7)%	13,471	12,541	(7)%
AVERAGE FEE RATE (%)	1.47%	1.05%	1.03%		1.27%	1.02%	

Private Equity AuM Breakdown by Flagship



R$15 bn AuM
VCP III 54%
VCP IV 20%
VCP II 15%
VIR IV 7%
Other 4%

19

VINCI COMPASS

Equities

Fee Related Earnings of R$4.6 million in the 4Q'25, up 19% YoY, supported by an increase of 19% in management fees following the business combination with Compass

Realized performance fees grew year-over-year to R$1.7 million in the 4Q'25, driven by the positive performance of stock markets. A highlight was our funds in Chile, with two funds achieving top-quartile rankings

Realized GP investment income of R$1.2 million in the 4Q'25, following the realization of a proprietary investment in one of Vinci Compass' Brazilian funds

(R$ THOUSANDS, UNLESS MENTIONED)	4Q'24	3Q'25	4Q'25	Δ YoY (%)	FY'24	FY'25	Δ YoY (%)
Net revenue from management fees	16,150	17,098	19,252	19%	58,268	73,830	27%
Net revenue from advisory fees	948	–	–	(100)%	948	–	(100)%
Other revenues	–	–	–	N.A	–	–	N/A
Total Fee Related Revenues	**17,098**	**17,098**	**19,252**	**13%**	**59,216**	**73,830**	**25%**
Segment personnel expenses	(1,671)	(1,662)	(2,200)	32%	(4,138)	(9,100)	120%
Other G&A expenses	(1,892)	(1,349)	(1,776)	(6)%	(3,199)	(6,744)	111%
Placement fee amortization and rebates	(998)	(1,187)	(1,305)	31%	(998)	(5,445)	445%
Corporate center expenses	(5,600)	(4,931)	(5,350)	(4)%	(15,132)	(21,972)	45%
Bonus compensation related to management and advisory	(3,040)	(2,771)	(3,983)	31%	(9,433)	(11,917)	26%
Total Fee Related Expenses	**(13,201)**	**(11,900)**	**(14,614)**	**11%**	**(32,900)**	**(55,178)**	**68%**
FEE RELATED EARNINGS (FRE)	**3,898**	**5,197**	**4,638**	**19%**	**26,317**	**18,652**	**(29)%**
FRE Margin (%)	*22.8%*	*30.4%*	*24.1%*		*44.4%*	*25.3%*	
Net revenue from performance fees	1	2,412	1,697	328,097%	5,667	9,175	62%
Realized performance fees	*1*	*2,412*	*1,697*	*328,097%*	*5,667*	*9,175*	*62%*
Unrealized performance fees	–	–	–	N/A	–	–	N/A
Performance based compensation	0	(1,069)	(1,285)	N/A	(2,544)	(4,566)	80%
PERFORMANCE RELATED EARNINGS (PRE)	**1**	**1,343**	**412**	**45521%**	**3,121**	**4,609**	**48%**
PRE Margin (%)	*174.5%*	*55.7%*	*24.3%*		*55.1%*	*50.2%*	
(+) Realized GP investment income	–	–	1,180	N/A	–	1,180	N/A
(+) Unrealized GP investment income	(1,925)	1,285	(229)	(88)%	(4,684)	4,847	N/A
INVESTMENT RELATED EARNINGS (IRE)	**(1,925)**	**1,285**	**951**	**N/A**	**(4,684)**	**6,026**	**N/A**
(-) Unrealized GP investment income	1,925	(1,285)	229	(88)%	4,684	(4,847)	N/A
(-) Unrealized performance fees	–	–	–	N/A	–	–	N/A
(+) Unrealized performance compensation	–	–	–	N/A	–	–	N/A
SEGMENT DISTRIBUTABLE EARNINGS	**3,898**	**6,540**	**6,229**	**60%**	**29,437**	**24,441**	**(17)%**
Segment DE Margin (%)	*22.8%*	*33.5%*	*29.7%*		*45.4%*	*29.0%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	13,815	14,494	15,240	10%	13,815	15,240	10%
AVERAGE FEE RATE (%)	0.61%	0.48%	0.54%		0.60%	0.52%	



Equities AuM
Breakdown by Strategy
Global
3%
Mexico
2%
LatAm
1%
Argentina
3%
Chile
22%
R$15 bn
AuM
Brazil
69%

20

VINCI COMPASS

Real Assets

Fee Related Earnings of R$55.5 million in the FY'25, up 7% year-over-year, driven by higher Fee Related Revenues, including the catch-up fees from VICC's final closing in the 2Q'25 and acquisition of Lacan in the 4Q'24.

In the 4Q'25, Real Assets posted R$3.6 billion in capital formation and appreciation, including R$2.8 billion of committed capital from an institutional investor via an Infrastructure SMA. As capital is deployed, the SMA will be activated as Fee-Earning AuM

Total AuM of R$15 billion, up 32% year-over-year

(R$ THOUSANDS, UNLESS MENTIONED)	4Q'24	3Q'25	4Q'25	Δ YoY (%)	FY'24	FY'25	Δ YoY (%)
Net revenue from management fees	25,552	28,934	28,294	11%	97,183	116,189	20%
Net revenue from advisory fees	1,976	2,167	468	(76)%	4,939	4,957	0%
Other revenues	180	188	–	(100)%	180	561	212%
Total Fee Related Revenues	**27,709**	**31,288**	**28,762**	**4%**	**102,302**	**121,707**	**19%**
Segment personnel expenses	(2,421)	(2,944)	(2,834)	17%	(6,738)	(11,818)	75%
Other G&A expenses	(2,732)	(1,312)	(1,389)	(49)%	(5,836)	(8,151)	40%
Placement Fee Amortization and Rebates	(192)	(207)	(218)	14%	(768)	(838)	9%
Corporate center expenses	(5,049)	(6,518)	(6,540)	30%	(21,102)	(26,700)	27%
Bonus compensation related to management and advisory	(4,460)	(5,415)	(4,367)	(2)%	(15,932)	(18,694)	17%
Total Fee Related Expenses	**(14,855)**	**(16,396)**	**(15,348)**	**3%**	**(50,378)**	**(66,201)**	**31%**
FEE RELATED EARNINGS (FRE)	**12,854**	**14,892**	**13,414**	**4%**	**51,923**	**55,505**	**7%**
FRE Margin (%)	*46.4%*	*47.6%*	*46.6%*		*50.8%*	*45.6%*	
Net revenue from performance fees	7,794	1	39	(100)%	8,111	41	(99)%
Realized performance fees	*17,248*	*1*	*39*	*(100)%*	*21,048*	*8,752*	*(58)%*
Unrealized performance fees	*(9,453)*	*–*	*–*	*N/A*	*(12,936)*	*(8,711)*	*(33)%*
Performance based compensation	(4,463)	(1)	(22)	(100)%	(4,602)	(55)	(99)%
PERFORMANCE RELATED EARNINGS (PRE)	**3,331**	**1**	**16**	**(100)%**	**3,509**	**(14)**	**N/A**
PRE Margin (%)	*42.7%*	*55.8%*	*42.5%*		*43.3%*	*(33.5)%*	
(+) Realized GP investment income	2,554	2,654	2,811	10%	17,734	17,649	(0)%
(+) Unrealized GP investment income	7,835	137	17,642	125%	(12,080)	14,693	N/A
INVESTMENT RELATED EARNINGS (IRE)	**10,390**	**2,791**	**20,453**	**97%**	**5,654**	**32,342**	**472%**
(-) Unrealized GP investment income	(7,835)	(137)	(17,642)	125%	12,080	(14,693)	N/A
(-) Unrealized performance fees	9,454	–	–	(100)%	12,937	8,711	(33)%
(+) Unrealized performance compensation	74	–	–	(100)%	(1,159)	(3,083)	166%
SEGMENT DISTRIBUTABLE EARNINGS	**28,268**	**17,547**	**16,241**	**(43)%**	**84,943**	**78,769**	**(7)%**
Segment DE Margin (%)	*59.5%*	*51.7%*	*51.4%*		*60.2%*	*53.2%*	
FEE EARNING ASSETS UNDER MANAGEMENT (FEAUM R$millions)	11,567	11,976	12,684	10%	11,567	12,684	10%
AVERAGE FEE RATE (%)	1.01%	1.01%	0.99%		0.95%	1.02%	



Real Assets AuM
Breakdown by Strategy
Forestry
13%
R$15 bn
AuM
Infrastructure
44%
Real Estate
43%

21

See notes and definitions at end of document

VINCI COMPASS

Corporate Advisory

Fee Related Earnings (FRE) and Segment Distributable Earnings totaled R$8.5 million in the FY'25

In an environment of high-interest rates and electoral uncertainties, M&A and debt structuring activity has been more subdued. Against this backdrop, Corporate Advisory team is working on an extensive pipeline of opportunities

(R$ THOUSANDS, UNLESS MENTIONED)	4Q'24	3Q'25	4Q'25	Δ YoY (%)	FY'24	FY'25	Δ YoY (%)
Net revenue from management fees	–	–	–	N/A	–	–	N/A
Net revenue from advisory fees	19,390	5,332	6,837	(65)%	42,896	20,846	(51)%
Other revenues	–	–	–	N/A	–	–	N/A
Total Fee Related Revenues	**19,390**	**5,332**	**6,837**	**(65)%**	**42,896**	**20,846**	**(51)%**
Segment personnel expenses	(604)	(793)	(731)	21%	(2,367)	(2,789)	18%
Other G&A expenses	(111)	(94)	(147)	33%	(641)	(659)	3%
Placement Fee Amortization and Rebates	–	–	–	N/A	–	–	N/A
Corporate center expenses	(818)	(1,063)	(853)	4%	(4,401)	(3,820)	(13)%
Bonus compensation related to management and advisory	(5,999)	(1,578)	(1,042)	(83)%	(13,550)	(5,054)	(63)%
Total Fee Related Expenses	**(7,532)**	**(3,528)**	**(2,773)**	**(63)%**	**(20,959)**	**(12,321)**	**(41)%**
FEE RELATED EARNINGS (FRE)	**11,858**	**1,804**	**4,064**	**(66)%**	**21,937**	**8,525**	**(61)%**
FRE Margin (%)	*61.2%*	*33.8%*	*59.4%*		*51.1%*	*40.9%*	
SEGMENT DISTRIBUTABLE EARNINGS	**11,858**	**1,804**	**4,064**	**(66)%**	**21,937**	**8,525**	**(61)%**
Segment DE Margin (%)	*61.2%*	*33.8%*	*59.4%*		*51.1%*	*40.9%*	

22

VINCI COMPASS

23 Supplement Details

AuM[1] Rollforward

For the Three Months Ended December 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**241,217**	**32,882**	**15,548**	**14,542**	**12,071**	**316,259**
(+/-) Capital Subscription / (capital return)	–	(157)	(57)	–	2,742	2,528
(+) Capital Subscription	–	*174*	–	–	*2,932*	*3,106*
(-) Capital Return	–	*(331)*	*(57)*	–	*(190)*	*(578)*
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / Outflow	*4,559*	*2,049*	–	*(1,295)*	*(4)*	*5,309*
(+/-) FX Variation	*7,706*	*748*	*75*	*118*	*41*	*8,688*
(+/-) Appreciation / (depreciation)	*3,552*	*428*	*(175)*	*1,301*	*626*	*5,731*
Ending balance	**271,492**	**36,464**	**15,390**	**15,286**	**15,476**	**354,108**

For the Twelve Months Ended December 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**255,403**	**29,213**	**16,760**	**13,883**	**11,702**	**326,961**
(+/-) Capital Subscription / (capital return)	(2)	1,044	(231)	–	2,224	3,036
(+) Capital Subscription	*0*	*1,766*	*16*	–	*3,221*	*5,003*
(-) Capital Return	*(2)*	*(722)*	*(247)*	–	*(997)*	*(1,968)*
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / Outflow	*7,094*	*5,338*	–	*(3,496)*	*(25)*	*8,911*
(+/-) FX Variation	*(24,920)*	*(2,106)*	*(335)*	*(554)*	*(132)*	*(28,047)*
(+/-) Appreciation / (depreciation)	*19,459*	*2,460*	*(805)*	*4,833*	*1,706*	*27,653*
Ending balance	**271,492**	**36,464**	**15,390**	**15,286**	**15,476**	**354,108**

24

See notes and definitions at end of document

VINCI COMPASS

Fee-Earning AuM[1] Rollforward

For the Three Months Ended December 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**239,978**	**32,445**	**12,607**	**14,494**	**11,976**	**311,499**
(+/-) Capital Subscription / (capital return)	–	(157)	(57)	–	68	(146)
(+) Capital Subscription	–	*174*	–	–	*259*	*433*
(-) Capital Return	–	*(331)*	*(57)*	–	*(190)*	*(578)*
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / Outflow	*4,508*	*1,778*	–	*(1,293)*	*(4)*	*4,989*
(+/-) FX Variation	*7,686*	*735*	*75*	*118*	*41*	*8,654*
(+/-) Appreciation / (depreciation)	*3,526*	*553*	*(84)*	*1,300*	*603*	*5,900*
Ending balance	**270,156**	**35,870**	**12,541**	**15,240**	**12,684**	**346,490**

For the Twelve Months Ended December 31, 2025

In R$ millions	Global IP&S	Credit	Private Equity	Equities	Real Assets	Total
Beginning balance	**254,004**	**28,540**	**13,471**	**13,815**	**11,567**	**321,397**
(+/-) Capital Subscription / (capital return)	(2)	1,034	(212)	–	(420)	400
(+) Capital Subscription	–	*1,756*	*14*	–	*548*	*2,318*
(-) Capital Return	*(2)*	*(722)*	*(227)*	–	*(968)*	*(1,918)*
(+) Acquisitions	14,458	516	–	621	–	15,594
(+/-) Net Inflow / Outflow	*7,038*	*5,114*	–	*(3,458)*	*(25)*	*8,669*
(+/-) FX Variation	*(24,861)*	*(2,056)*	*(335)*	*(550)*	*(132)*	*(27,934)*
(+/-) Appreciation / (depreciation)	*19,519*	*2,723*	*(384)*	*4,812*	*1,694*	*28,365*
Ending balance	**270,156**	**35,870**	**12,541**	**15,240**	**12,684**	**346,490**

25

See notes and definitions at end of document

VINCI COMPASS

Investment records – Credit and Equities Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	4Q'25	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Total Return[2]	Equities	280.2	4.5%	35.9%	35.9%	20.6%	IPCA + Yield IMA-B	IPCA + Yield IMA-B
Mosaico Strategy[3]	Equities	896.3	5.1%	34.0%	34.0%	14.9%	IBOV	IBOV
Vinci Gas Dividendos FIA	Equities	335.9	8.0%	33.9%	33.9%	19.6%	IBOV	IBOV
Compass CRECE+	Equities	179.9	4.1%	35.8%	35.8%	31.7%	S&P/BMV IPC	N/A
Compass Crecimiento	Equities	398.8	69.2%	18.2%	18.2%	215.7%	S&P MERVAL	N/A
Compass Small Cap Chile	Equities	1,944.3	15.6%	67.7%	67.7%	83.6%	N/A	N/A
Vinci Crédito Imobiliário II	Credit	678.0	3.3%	12.8%	12.8%	15.5%	IPCA	IPCA + 6%
Vinci Energia Sustentável	Credit	491.9	3.0%	13.9%	13.9%	17.8%	IPCA	IPCA + 6%
Vinci Crédito Multiestratégia	Credit	295.6	3.9%	14.5%	14.5%	24.2%	CDI	IPCA + 5%
Compass Latam Corporate Debt Fund	Credit	5,585.3	1.2%	9.6%	9.6%	18.2%	CEMBI Broad Div	N/A
Compass Latam High Yield USD	Credit	2,020.3	1.5%	7.2%	7.2%	19.3%	CEMBI Broad Div HY	N/A
Compass I+LIQG	Credit	2,996.4	1.9%	9.1%	9.1%	21.6%	PIP Cetes 28D	N/A
Compass Credit Selection	Credit	996.9	3.5%	15.3%	15.3%	28.9%	CDI	N/A
Compass Yield 30	Credit	1,905.5	3.7%	14.8%	14.8%	29.5%	CDI	CDI
Compass Deuda Plus	Credit	310.3	1.2%	8.2%	8.2%	19.5%	N/A	N/A
Compass Renta Fija-B	Credit	764.7	0.7%	5.3%	5.3%	9.1%	CEMBI Broad Div	N/A

Benchmark	4Q'25	YTD	12 M	24 M
IPCA[4] + Yield IMA-B[5]	2.7%	12.5%	12.5%	25.5%
IBOV[6]	10.2%	34.0%	34.0%	20.1%
S&P/BMV IPC[7]	3.5%	35.1%	35.1%	20.1%
S&P MERVAL[8]	72.1%	20.4%	20.4%	226.6%
CDI[9]	3.6%	14.3%	14.3%	26.7%
IPCA	0.6%	4.3%	4.3%	9.3%
CEMBI Broad Div[10]	1.3%	9.0%	9.0%	18.4%
CEMBI Broad Div HY[11]	1.6%	8.5%	8.5%	21.1%
PIP Cetes 28D[12]	2.1%	8.9%	8.9%	21.3%

26

See notes and definitions at end of document

VINCI COMPASS

Investment records – Global IP&S and Real Assets Funds

Fund or Strategy	Segment	NAV[1] (R$ millions)	4Q'25	YTD	12 M	24 M	Market Comparison	Hurdle Rate
Vinci Multiestratégia FIM	Global IP&S	43.5	3.3%	12.7%	12.7%	22.4%	CDI	CDI
Atlas Strategy	Global IP&S	154.0	2.9%	10.4%	10.4%	20.3%	CDI	CDI
Vinci Valorem FIM	Global IP&S	736.7	3.2%	11.3%	11.3%	19.7%	IMA-B	IMA-B
Equilibrio Strategy	Global IP&S	649.7	2.8%	8.8%	8.8%	16.2%	IPCA	N/A
Vinci Retorno Real FIM	Global IP&S	88.7	3.2%	8.2%	8.2%	15.8%	IMA-B	IMA-B
VISC11	Real Assets (listed REIT)	3,143.5	0.8%	23.4%	23.4%	(11.8)%	IFIX	IPCA + 6%
VILG11	Real Assets (listed REIT)	1,492.2	14.9%	47.3%	47.3%	20.4%	IFIX	IPCA + 6%
VINO11	Real Assets (listed REIT)	418.2	3.0%	16.8%	16.8%	(15.6)%	IFIX	IPCA + 6%
VIUR11	Real Assets (listed REIT)	166.5	12.7%	20.1%	20.1%	0.7%	IFIX	IPCA + 6%
VCRI11	Real Assets (listed REIT)	128.3	4.9%	26.8%	26.8%	(12.3)%	IFIX	IPCA + X%
VICA11	Real Assets (REIT)	393.7	0.5%	3.8%	3.8%	5.0%	IFIX	CDI + 1%
VINCI FOF IMOBILIARIO FIM CP	Real Assets (REIT)	45.3	5.3%	17.8%	17.8%	-	IFIX	IFIX
VIGT11	Real Assets (listed REIT)	390.4	20.3%	54.4%	54.4%	(41.7)%	N/A	N/A

Benchmark	4Q'25	YTD	12 M	24 M
CDI[2]	3.6%	14.3%	14.3%	26.7%
IMA-B[3]	3.1%	11.7%	11.7%	18.5%
IPCA[4]	0.6%	4.3%	4.3%	9.3%
IFIX[5]	5.2%	21.1%	21.1%	14.0%

27

See notes and definitions at end of document

VINCI COMPASS

Investment records – Closed End funds

Pro Forma Historical Portfolio Performance - Excluding PIPE Investments[1]

Fund	Segment	Vintage year	Committed Capital (R$mm)	Invested Capital (R$mm)	Realized or Partially Realized (R$mm)	Unrealized (R$mm)	Total Value (R$mm)	Gross MOIC (BRL)	Gross MOIC (USD)	Gross IRR (BRL)	Gross IRR (USD)
Fund 1	Private Equity	2004	1,415	1,206	5,131	103	5,234	4.3x	4.0x	71.5%	77.2%
VCP II	Private Equity	2011	2,200	2,087	1,892	1,971	3,863	1.9x	1.0x	8.2%	(0.2%)
VCP III	Private Equity	2018	4,000	2,563	302	5,245	5,547	2.2x	2.1x	22.3%	24.0%
VCP IV	Private Equity	2022	3,879	1,193	–	1,380	1,380	1.1x	1.1x	54.6%	53.6%
VCP Strategy[2]	**Private Equity**		**11,494**	**7,049**	**7,324**	**8,699**	**16,023**	**2.2x**	**1.8x**	**64.5%**	**67.3%**
NE Empreendedor[3]	Private Equity	2003	36	13	26	–	26	2.1x	2.6x	22.0%	30.5%
Nordeste III	Private Equity	2017	240	135	232	81	313	2.3x	1.8x	20.3%	13.6%
VIR IV	Private Equity	2020	1,000	734	175	848	1,023	1.3x	1.5x	21.2%	22.9%
VIR Strategy[4]	**Private Equity**		**1,276**	**881**	**433**	**930**	**1,362**	**1.6x**	**1.6x**	**21.3%**	**26.5%**
SPS I	Credit	2018	128	205	355	22	377	2.6x	2.1x	25.6%	19.1%
SPS II	Credit	2020	671	1,063	1,146	568	1,715	2.3x	2.3x	22.4%	22.2%
SPS III	Credit	2021	1,071	1,708	872	1,506	2,377	2.7x	2.7x	24.4%	22.0%
SPS IV	Credit	2025	1,329	235	6	240	246	1.2x	1.2x	23.5%	24.9%
SPS Strategy[5]	**Credit**		**3,199**	**3,212**	**2,379**	**2,336**	**4,715**	**2.6x**	**2.5x**	**23.6%**	**21.6%**
MAV I	Credit	2022	165	165	169	75	245	1.5x	1.5x	19.1%	20.0%
MAV II	Credit	2023	205	205	55	205	260	1.3x	1.4x	19.2%	13.0%
MAV III	Credit	2025	220	96	10	146	156	NM	NM	NM	NM
MAV Strategy[6]	**Credit**		**590**	**467**	**235**	**426**	**661**	**1.4x**	**1.4x**	**19.1%**	**16.2%**
Lacan Florestal I	Real Assets	2012	253	253	255	322	577	2.3x	1.2x	11.0%	2.7%
Lacan Florestal II	Real Assets	2016	356	356	125	589	714	2.0x	1.5x	11.6%	6.2%
Lacan Florestal III	Real Assets	2020	502	415	–	551	551	1.3x	1.2x	10.2%	7.2%
Lacan Florestal IV	Real Assets	2023	221	216	–	232	232	1.1x	1.1x	11.3%	11.4%
Lacan Strategy[7]	**Real Assets**		**1,331**	**1,240**	**380**	**1,695**	**2,075**	**1.7x**	**1.3x**	**12.6%**	**6.2%**
FIP Transmissão[8]	Real Assets	2017	211	104	367	9	376	3.6x	2.7x	55.6%	40.4%
VIAS[9]	Real Assets	2021	386	350	–	512	512	1.5x	1.4x	15.8%	13.3%
VICC[10]	Real Assets	2022	1,784	151	–	167	167	1.1x	1.2x	NM	NM
VFDL[11]	Real Assets	2021	422	341	16	401	417	1.2x	1.2x	10.2%	7.6%
Vinci Credit Infra[12]	Credit	2022	1,848	1,352	85	497	581	1.2x	1.2x	NM	NM

28

See notes and definitions at end of document

VINCI COMPASS

29 See notes and definitions at end of document Shareholder Dividends & Share Summary 4Q'25 3Q'25 2Q'25 1Q'25 4Q'24 3Q'24 2Q'24 1Q'24 ($ in thousands) 81,288 73,092 75,759 62,306 73,946 57,104 58,401 49,605 Adjusted Distributable Earnings (R$) XXX 13,645 13,964 11,027 12,804 9,872 10,331 9,801 Adjusted Distributable Earnings (US$)¹ X.XX 0.22 0.22 0.17 0.20 0.19 0.19 0.18 Adjusted DE per Common Share (US$)² 0.17 0.15 0.15 0.15 0.15 0.16 0.17 0.17 Actual Dividend per Common Share³ 4Q'25 3Q'25 2Q'25 1Q'25 4Q'24 3Q'24 2Q'24 1Q'24 VINP Shares Shares Repurchased - - 173,762 683,148 607,643 374,834 220,135 533,981 # of Shares - - 9.47 10.07 10.28 10.38 10.82 10.64 Average Cost (US$/share) - - 1,645,210 6,879,698 6,246,577 3,890,849 2,382,251 5,681,558 Capital Deployed (US$) 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 14,466,239 Class B 50,955,859 48,778,420 48,778,420 48,896,968 49,580,116 38,404,375 38,779,209 38,778,597 Class A⁴ 65,422,098 63,244,659 63,244,659 63,363,207 64,046,355 52,870,614 53,245,448 53,244,836 Common Shares Vinci Compass generated R$1.24 or US$x.xx of Adjusted Distributable Earnings per common share for the 4Q’25. The company declared a quarterly dividend of US$0.17² per co mmon share to record holders as of March 19, 2026; payable on April 2, 2026 Waiting for dividends confirmation and FX from board date

30 Reconciliations and Disclosures

Financials - Income Statement

(R$ thousands, unless mentioned)	4Q'24	3Q'25	4Q'25	Δ YoY (%)	FY'24	FY'25	Δ YoY (%)
REVENUES							
Net revenue from management fees	170,193	201,539	219,730	29%	487,532	812,367	67%
Net revenue from performance fees	27,412	2,986	13,301	(51)%	37,188	27,706	(25)%
Realized performance fees	*36,867*	*2,986*	*13,301*	*(64)%*	*50,126*	*36,418*	*(27)%*
Unrealized performance fees	*(9,454)*	*–*	*–*	*N/A*	*(12,937)*	*(8,711)*	*(33)%*
Net revenue from advisory	40,328	25,384	15,444	(62)%	68,134	91,901	35%
Other revenues	7,925	11,404	11,819	49%	7,925	45,429	473%
Total net revenues from services rendered	**245,858**	**241,313**	**260,294**	**6%**	**600,779**	**977,403**	**63%**
OPERATING EXPENSES							
Bonus related to management and advisory	(31,397)	(36,407)	(32,064)	2%	(92,753)	(133,342)	44%
Performance based compensation	(10,930)	(1,282)	(8,409)	(23)%	(15,349)	(14,724)	(4)%
Realized	*(10,855)*	*(1,282)*	*(8,409)*	*(23)%*	*(16,507)*	*(17,807)*	*8%*
Unrealized	*(74)*	*–*	*–*	*N/A*	*1,159*	*3,083*	*166%*
Total compensation and benefits	**(42,327)**	**(37,689)**	**(40,474)**	**(4)%**	**(108,102)**	**(148,067)**	**37%**
Segment personnel expenses	(14,895)	(18,135)	(21,981)	48%	(38,026)	(80,923)	113%
Other general and administrative expenses	(14,728)	(14,185)	(16,200)	10%	(32,868)	(63,239)	92%
Placement fee amortization and rebates	(14,393)	(19,461)	(20,527)	43%	(15,887)	(78,795)	396%
Corporate center expenses	(64,006)	(73,083)	(75,796)	18%	(135,660)	(305,015)	125%
Total expenses	**(150,348)**	**(162,553)**	**(174,978)**	**16%**	**(330,542)**	**(676,039)**	**105%**
Operating profit	**95,510**	**78,760**	**85,316**	**(11)%**	**270,237**	**301,364**	**12%**
OTHER GP AND FINANCIAL INCOME AND EXPENSES							
Investment Related Earnings (IRE)	3,903	5,048	45,124	1,056%	15,053	65,242	333%
Realized gain from GP investment income	*4,111*	*4,362*	*6,082*	*48%*	*25,435*	*28,305*	*11%*
Unrealized gain from GP investment income	*(208)*	*686*	*39,042*	*N/A*	*(10,382)*	*36,937*	*N/A*
Financial income	10,308	14,878	12,024	17%	49,269	63,129	28%
Realized gain from financial income	*10,308*	*14,878*	*12,024*	*17%*	*49,269*	*63,129*	*28%*
Unrealized gain from financial income	*–*	*–*	*–*	*N/A*	*–*	*–*	*N/A*
Leasing expenses	(2,072)	(3,373)	(4,516)	118%	(8,295)	(15,369)	85%
Other items[1]	(46,636)	(25,839)	(66,408)	42%	(81,381)	(101,870)	25%
Equity gain (loss)	(1,500)	3,609	1,521	N/A	(1,500)	(1,067)	(29)%
Equity-based compensation	(6,524)	(8,101)	(9,814)	50%	(22,479)	(29,912)	33%
Management contract amortization[2]	(2,392)	(3,692)	(3,566)	49%	(2,392)	(13,599)	469%
Non-operational expenses[3]	(39,827)	(133)	(4,877)	(88)%	(56,562)	(5,883)	(90)%
Total Other Items	**(84,740)**	**(17,603)**	**(30,512)**	**(64)%**	**(108,287)**	**(39,329)**	**(64)%**
Profit before income taxes	**10,770**	**61,157**	**54,804**	**409%**	**161,950**	**262,034**	**62%**
(-) Income taxes[4]	(10,221)	(12,598)	(6,770)	(34)%	(45,977)	(42,740)	(7)%
NET INCOME	**549**	**48,559**	**48,034**	**8,649%**	**115,973**	**219,294**	**89%**
(+) Non-operational expenses (including Income Tax effect)	38,560	133	4,453	(88)%	55,199	5,236	(91)%
(-) Contingent consideration adjustment related to acquisitions[5]	12,487	10,753	33,603	169%	14,712	25,364	72%
(+) OCI adjustment[6]	–	–	20,449	N/A	–	20,449	N/A
ADJUSTED NET INCOME	**51,596**	**59,445**	**106,539**	**106%**	**185,884**	**270,344**	**45%**
Attributable to the shareholders of the parent company	52,266	60,132	104,627	100%	188,113	270,550	44%
Attributable to non-controlling interests	(670)	(687)	1,912	N/A	(2,229)	(206)	(91)%

31

See notes and definitions at end of document

VINCI COMPASS

Financials - Non-GAAP Reconciliation

(R$ thousands, unless mentioned)	4Q'24	3Q'25	4Q'25	FY'24	FY'25
OPERATING PROFIT	**95,510**	**78,760**	**85,316**	**270,237**	**301,364**
(-) Net revenue from realized performance fees	(36,867)	(2,986)	(13,301)	(50,126)	(36,418)
(-) Net revenue from unrealized performance fees	9,454	–	–	12,937	8,711
(+) Compensation allocated in relation to performance fees	10,930	1,282	8,409	15,349	14,724
FEE RELATED EARNINGS (FRE)	**79,028**	**77,056**	**80,424**	**248,397**	**288,381**
OPERATING PROFIT	**95,510**	**78,760**	**85,316**	**270,237**	**301,364**
(-) Net revenue from management fees	(170,193)	(201,539)	(219,730)	(487,532)	(812,367)
(-) Net revenue from advisory	(40,328)	(25,384)	(15,444)	(68,134)	(91,901)
(-) Other revenues	(7,925)	(11,404)	(11,819)	(7,925)	(45,429)
(+) Bonus related to management and advisory	31,397	36,407	32,064	92,753	133,342
(+) Personnel expenses	14,895	18,135	21,981	38,026	80,923
(+) Other general and administrative expenses	14,728	14,185	16,200	32,868	63,239
(+) Placement fee amortization and rebates	14,393	19,461	20,527	15,887	78,795
(+) Corporate center expenses	64,006	73,083	75,796	135,660	305,015
PERFORMANCE RELATED EARNINGS (PRE)	**16,482**	**1,704**	**4,892**	**21,840**	**12,983**
OPERATING PROFIT	**95,510**	**78,760**	**85,316**	**270,237**	**301,364**
(-) Net revenue from unrealized performance fees	9,454	–	–	12,937	8,711
(+) Compensation allocated in relation to unrealized performance fees	74	–	–	(1,159)	(3,083)
(+) Realized gain from GP investment income	4,111	4,362	6,082	25,435	28,305
SEGMENT DISTRIBUTABLE EARNINGS	**109,150**	**83,122**	**91,398**	**307,451**	**335,297**
NET INCOME	**549**	**48,559**	**48,034**	**115,973**	**219,294**
(-) Net revenue from unrealized performance fees	9,454	–	–	12,937	8,711
(+) Income tax from unrealized performance fees	24	–	–	(377)	(1,004)
(+) Compensation allocated in relation to unrealized performance fees	74	–	–	(1,159)	(3,083)
(-) Unrealized gain from GP investment income	208	(686)	(39,042)	10,382	(36,937)
(+) Income tax on unrealized gain from GP investment income	127	193	271	(397)	(1,514)
(-) Unrealized gain from financial income	–	–	–	0	–
(+) Income tax on unrealized gain from financial income	–	–	–	–	–
(-) Contingent consideration (earn-out) gain (loss)[1]	16,544	13,398	41,338	19,915	32,258
(+) Income tax on contingent consideration	(4,057)	(2,645)	(7,735)	(5,203)	(6,894)
(+) Depreciation and amortization	5,028	7,453	6,182	11,064	26,116
(+) Equity-based compensation	6,418	8,101	9,814	20,136	27,251
(-) Income Taxes on Equity-based compensation	(483)	(262)	(660)	(914)	(668)
(+) Equity gain (loss)	1,500	(3,609)	(1,521)	1,500	1,067
(+) Dividends received	–	2,457	2,425	–	4,882
(+) Non-operational expenses including income tax related to realized expense[2]	38,560	133	4,453	55,199	5,236
(+) OCI Adjustment[3]	–	–	20,449	–	20,449
(-) Minority interest	–	–	(2,720)	–	(2,720)
ADJUSTED DISTRIBUTABLE EARNINGS	**73,946**	**73,092**	**81,288**	**239,056**	**292,445**
TOTAL NET REVENUE FROM SERVICES RENDERED	**245,858**	**241,313**	**260,294**	**600,779**	**977,403**
(-) Net revenue from realized performance fees	(36,867)	(2,986)	(13,301)	(50,126)	(36,418)
(-) Net revenue from unrealized performance fees	9,454	–	–	12,937	8,711
NET REVENUE FROM MANAGEMENT FEES AND ADVISORY	**218,446**	**238,327**	**246,993**	**563,592**	**949,697**

32

See notes and definitions at end of document

VINCI COMPASS

33 Balance Sheet 12/31/2025 9/30/2025 Assets Current assets 280,091 215,934 Cash and cash equivalents 121,498 103,176 Cash and bank deposits 153,729 96,994 Financial instruments at fair value through profit or loss 4,864 15,764 Financial instruments at amortized cost 1,534,471 1,449,485 Financial instruments at fair value through profit or loss 214,706 197,409 Trade receivables - - Sub - leases receivable 20,010 14,062 Taxes recoverable 70,168 53,575 Other assets 2,119,446 1,930,465 Total current assets Non - current assets 151,615 134,809 Financial instruments at fair value through profit or loss 6,141 5,866 Financial instruments at amortized cost 17,518 14,923 Trade receivables - 3,500 Sub - leases receivable 1,225 3,478 Taxes recoverable 47,393 33,104 Deferred taxes 38,315 44,261 Other receivables 262,207 239,941 65,796 59,636 Investments accounted for using the equity method 43,999 - Judicial deposits 74,095 67,368 Property and equipment 141,226 127,911 Right of use - Leases 1,326,216 1,050,534 Intangible assets 1,913,539 1,545,390 Total non - current assets 4,032,985 3,475,855 Total Assets 12/31/2025 9/30/2025 Liabilities and equity Current liabilities 13,369 9,081 Trade payables 0 11,217 Financial instruments at fair value through profit or loss – 15,002 Deferred Revenue 33,307 28,882 Leases 38,101 38,024 Accounts payable 199,422 128,508 Labor and social security obligations 93,862 32,384 Loans and Financing 35,047 26,054 Taxes and contributions payable 413,108 289,152 Total current liabilities Non - current liabilities 6 – Accounts payable 126,877 114,521 Leases 9,221 6,693 Labor and social security obligations 872,770 705,900 Loans and Financing 4,641 3,300 Deferred taxes 44,446 – Provision for contingencies 508,416 478,007 Retirement plans liabilities 1,566,377 1,308,421 1,979,485 1,597,573 Total liabilities Equity 19 18 Share capital 2,236,406 2,094,601 Additional paid - in capital (306,608) (306,608) Treasury shares 91,974 98,952 Retained Earnings (43,013) (6,198) Other reserves 1,978,778 1,880,765 74,722 (2,483) Non - controlling interests in the equity of subsidiaries 2,053,500 1,878,282 Total equity 4,032,985 3,475,855 Total liabilities and equity

34 Notes to page 3 1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter. 2) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter. Notes to page 5 1) FRE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . 2) Other items comprise the income/(loss) generated by financial income/(expenses) related to SPS acquisition, Ares Convertible Preferred Shares and other financial expenses . 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) Minority interest comprises the portion of Verde Asset Management’s earnings attributable to the remaining 49 . 9 % non - controlling interest, following Vinci Compass’ acquisition of a controlling 50 . 1 % stake . As a result, Verde’s results are fully consolidated in Fee Related Earnings (FRE), and the non - controlling interest is deducted prior to arriving at Distributable Earnings (DE) and Adjusted Distributable Earnings (Adjusted DE) . 5) DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . 6) Adjusted Distributable Earnings is calculated as Distributable Earnings excluding non - operational expenses . 7) Adjusted DE per share is calculated considering the number of outstanding shares at the end of the current quarter . Year - to - date values are calculated as the sum of the last three quarters . Notes to page 6 1) AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 7 1) The preferred return w/ catch - up rule applies to funds for which the vehicle must pay back its limited partners 100 % of the invested capital corrected by the preferred return rate so it can charge performance fees . Once the preferred return rate is achieved, due to the catch - up clause, performance fees are charged over the absolute return of the fund instead of the excess return over the preferred rate . 2) Funds with preferred return must return 100 % of invested capital corrected by the preferred return rate to its limited partners in order to charge performance fees . 3) Hurdle Rate is the minimum return the fund must achieve before it can charge performance fees . In most cases, funds with hurdle rate also are under a high - water mark clause . Notes to page 9 1) GP investment income comes from proprietary investments made by Vinci Compass in its own Private Markets’ funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups . Notes to page 12 1) Cash and cash equivalents include cash on hand, bank deposits held with financial institutions, other short - term, highly liquid investments with original maturities of three months or less, that are readily convertible to known amounts of third - party and which are subject to an insignificant risk of changes in value . Notes and Definitions

35 Notes to page 12 (cont’d) 2) Liquid funds’ value are calculated as investment at fair value as of December 31 , 2025 , in liquid funds from Vinci Compass’ Equities, Global IP&S, Credit and Real Estate . It also comprises the cash and certificate of deposits and federal bonds . For 1 Q’ 24 onwards we are not considering the funds that refer to financial products as part of the Company’s retirement plans services . For more detail, see 4 Q’ 25 Financial Statements filed within the SEC on March 04 , 2026 . 3) GP Fund Investments include Vinci Compass’ GP investments in private market funds and other closed - end funds across Equities and Global IP&S segments with long - term lockups and Public REITs, calculated at fair value as of December 31 , 2025 . For more detail, please see the Financial Statements filed within the SEC on March 04 , 2026 . 4) Debt obligations include commercial notes, consideration payable and convertible preferred shares . In addition to these debts, Vinci Compass also has obligations regarding earn - out structures and redemption liability from M&A transactions . For more detail, see 4 Q’ 25 Financial Statements filed within the SEC on March 04 , 2026 . 5) Net Cash and Investments per share were calculated considering the number of outstanding shares at the end of each quarter . Notes to page 16 1) Upfront fees are one - time fees charged for TPD Alternative commitments . Fee - Earning Assets Under Management Ex - Upfront regards the FEAUM only from the funds which collect recurring management fees . 2) Third - Party Distribution, or TPD, stands for the funds managed by third - party asset managers, distributed by Vinci Compass’ platform . 3) Other includes Pension Plans and Vinci Retirement Services . Notes to page 23 1) AuM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Considers assets under management and advisory . Notes to page 24 1) FEAUM is measured as assets under management and advisory excluding funds that do not charge management or performance fees at any time, according to such funds’ policies . FEAUM is calculated as consolidated with double counting, due to funds from one segment investing in other segments and it’s eliminated on consolidation and excluding double counting from co - managed funds between our segments . Notes to page 25 1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . 2) Total Return Strategy includes the funds Total Return FIC FIM and Total Return Institucional FIA . 3) Mosaico Strategy includes the funds Mosaico, Mosaico Institucional and Mosaico Advisory FIA . 4) IPCA is a broad consumer price index measured by the IBGE . 5) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . Notes and Definitions (cont’d)

36 Notes to page 25 (cont’d) 6) Brazil stock market most relevant index . 7) S&P/BMV IPC seeks to measure the performance of the largest and most liquid stocks listed on the Mexican Stock Market . 8) S&P MERVAL Index, Argentina’s flagship index, seeks to measure the performance of the largest, most liquid stocks trading on the Argentinian Stock Market . 9) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . 10) CEMBI Broad Div tracks the performance of US dollar - denominated bonds issued by emerging market corporate entities . 11) The J . P . Morgan CEMBI Broad Diversified HY index tracks liquid, US Dollar emerging market fixed and floating - rate debt instruments issued by corporate, sovereign, and quasi - sovereign entities . 12) PiP Cetes 28 d is an index that invests in Cetes 28 - day securities . Cetes are Treasury Certificates issued by the Mexican government . Notes to page 26 1) NAV is the net asset value of each fund . For listed vehicles, the NAV represents the Market valuation of the fund . 2) CDI is an average of interbank overnight rates in Brazil (daily average for the period) . 3) IMAB is composed by government bonds indexed to IPCA . IMAB 5 also includes government bonds indexed to IPCA with up to 5 Years in duration . 4) IPCA is a broad consumer price index measured by the IBGE . 5) IFIX is an index composed by listed REITs in the Brazilian stock Market . Notes to page 27 1) Track record information is presented throughout this presentation on a pro forma basis and in local currency, excluding PIPE investments, a strategy that will be discontinued in VCP III . 2) Total commitments for VCP III include R $ 1 . 3 billion in co - investments . Track record presented for the VCP strategy as of 3 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 3) Performance information for Nordeste Empreendedor (“NE I”) comprises only the four (out of seven) investments invested, managed and divested by a team led by Jose Pano (collectively, the ‘”Participating Investments”) while they were employed by NE I’s manager (the “NE I Manager”), an entity not affiliated with the manager or Vinci Compass . Information herein pertaining to any investments made by NE I manager has not been prepared by NE I manager and NE I manager assumes no responsibility for the accuracy or completeness of any such information . 4) Track record for VIR strategy is presented as of 3 Q’ 25 , due to fund’s administrator timeline to disclose the quarterly markup of the fund . 5) Track record for Vinci SPS strategy is presented as of 4 Q’ 25 . 6) Track record for MAV strategy is presented as of 4 Q’ 25 . 7) Track record for Lacan strategy is presented as of 4 Q’ 25 . 8) Track record for FIP Infra is presented as of 3 Q’ 25 . 9) Track record for VIAS is presented as of 3 Q’ 25 . 10) Total commitments for VICC are presented as of 3 Q’ 25 . 11) Track record for VFDL is presented as of 4 Q’ 25 . 12) Track record for Vinci Credit Infra is presented as of 4 Q’ 25 . 13) Committed capital for VCP III and VCP IV also consider amounts of co - investments . Returns, however, consider only the amounts invested to the main funds . Notes and Definitions (cont’d)

37 Notes to page 28 1) US $ Distributable Earnings was calculated considering the exchange rate from USD to BRL of 5 . 3567 , as of March 04 , 2025 , when dividends were approved by our Board of Directors . 2) Per Share calculations are based on end of period Participating Common Shares . 3) Actual dividends per common share are calculated considering the share count as of the applicable record date . 4) As of December 31 , 2025 , Public Float was comprised of 14 , 178 , 234 Class A common shares . Notes to page 30 1) Other items comprise the income/(loss) generated by contingent consideration adjustment and financial income/(expenses) related to acquisitions and Ares Convertible Preferred Shares . 2) Management contract amortization refers to the purchase price allocated to Fund’s Management Contracts and Customer relationships, as a result of the Business Combinations . These amounts are amortized based on the duration of the related funds . When a fund has an undefined useful life, the amount allocated to these intangible assets are subject to impairment test on annually basis, or whenever any specific economic or operational condition indicates its cost must be reviewed 3) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 4) Income taxes are comprised of taxes calculated over our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while part of our subsidiaries are taxed based on deemed profit . 5) Contingent consideration adjustment (after - tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period . 6) OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss . Notes to page 31 1) Contingent consideration adjustment (after - tax) reflects the change in earn out’s fair value to be paid in stock, due to variation in the stock price in the period . 2) Non - operational expenses are comprised of expenses related to professional services rendered in connection with acquisitions . 3) OCI comprises foreign exchange variations from the consolidation of subsidiaries whose functional currencies are not Brazilian reais, which are recognized directly in shareholders’ equity (other comprehensive income) and do not affect profit or loss . Notes and Definitions (cont’d)

38 • “Fee related earnings”, or “FRE”, is a metric to monitor the baseline performance of, and trends in, our business, in a manner that does not include performance fees, investment income and expenses that do not arise from our normal course of operations . FRE is calculated as operating profit, less (a) net revenue from realized performance fees, less (b) net revenue from unrealized performance fees, plus (c) share - based payments plus (d) compensation allocated in relation to performance fees plus (e) expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2022 to ensure the metric’s usefulness as a tool to assess our ability to generate profits from revenues and expenses arising out of our normal course of operations) plus (f) the amortization of fund management contracts related to business combinations (which expenses were added to the calculation of FRE beginning in the year ended December 31 , 2024 in order to exclude depreciation expenses that are tied to specific acquisition transactions rather than our ongoing operations ; these amounts became meaningful only upon completion of the business combination with Compass and consequently we do not present such amounts for periods prior to 2024 ) . • “FRE Margin” is calculated as FRE divided by the sum of net revenue from management fees, net revenue from advisory services and net revenue from other revenues . • “Distributable Earnings”, or “DE”, is used as a reference by our board of directors to assess our performance and capabilities to distribute dividends to our shareholders . Distributable Earnings is calculated as profit for the year, less (a) net revenue from unrealized performance fees, plus (b) income taxes from unrealized performance fees, plus (c) compensation allocated in relation to unrealized performance fees, less (d) equity gain or loss on investments accounted for using the equity method, less (e) unrealized gain from investment income, plus (f) income taxes on unrealized gain from investment income, plus (g) share - based payments, less (h) income taxes on share - based payments, plus (i) depreciation and amortization, except for amortization of placement agent expenses and amortization related to retirement services investments, less (j) contingent consideration (earn - out) gain (loss) (after tax) . • “DE Margin” is calculated as Distributable Earnings divided by sum of net revenue from management fees, net revenue from performance fees, net revenue from advisory services, net revenue from other revenues and realized gain from investment income . • “Performance Related Earnings”, or “PRE”, is a performance measure that we use to assess our ability to generate profits from revenue that relies on outcomes from funds above their respective hurdle rates . We calculate PRE as operating profit less (a) net revenue from management fees, less (b) net revenue from advisory services, less (c) net revenue from other revenues plus (d) personnel and profit - sharing expenses, plus (e) other general and administrative expenses, less (f) compensation in relation to performance fees . • “PRE Margin” is calculated as PRE divided by net revenue from performance fees . • “Adjusted Distributable Earnings”, or “Adjusted DE”, is used as a reference point by our board of directors for determining the amount of earnings available to distribute to shareholders as dividends . Adjusted Distributable Earnings is calculated as Distributable Earnings, plus expenses relating to professional services rendered in connection with acquisitions, our business combination with Compass and our international corporate organization (including income tax related to realized expense) . • “Segment Distributable Earnings” is Vinci Compass’ segment profitability measure used to make operating decisions and assess performance across the company’s five segments (Private Equity, Global Investment Products and Solutions, Credit, Equities, Real Assets and Corporate Advisory) . Segment Distributable Earnings is calculated as operating profit less (a) net revenue from unrealized performance fees, plus (b) compensation allocated in relation to unrealized performance fees, plus (c) realized gain from GP investment income . Notes and Definitions (cont’d)

39 • “ AuM ” refers to assets under management and advisory . Our AuM equals the sum of : (1) the fair market value of all funds and accounts under management and advisory by Vinci Compass, across Global IP&S, Credit, Private Equity, Equities, and Real Assets ; (2) the capital that we are entitled to call from investors in funds pursuant to the terms of their capital commitments to those funds ; and (3) the fair market value of co - investments arranged by us that were made, or could be made, by limited partners of our corporate private equity funds and portfolio companies of such funds . As a significant portion of our AUM is denominated in currencies other than Brazilian Reais, fluctuations in foreign exchange rates may cause our reported AuM to vary over time, independently of underlying asset or commitment changes . AUM includes double counting related to funds from one segment that invest in funds from another segment . Those cases occur mainly due to (a) fund, of funds of investment products and solutions segment, and (b) investment funds in general that invest part of their cash in credit segment and hedge fund segment funds in order to maintain liquidity and provide for returns on cash . Such amounts are eliminated on consolidation . The bylaws of the relevant funds prohibit double - charging fees on AuM across segments . Therefore, while our AUM by segment may double - count funds from one segment that invest in funds from another segment, the revenues for any given segment do not include revenue in respect of assets managed by another segment, which means there are no intercompany eliminations on revenues in our results of operations . • Net Cash and Investments include cash and cash equivalents and the fair value of investments in liquid funds and GP Fund Investments . Cash and cash equivalents include cash, certificate of deposits, which are issued by Banco Bradesco (credit rating AAA evaluated by Fitch Ratings) with interest rates from 99 . 5 % to 101 % of CDI . • “Total Fee Related Revenues” is a measure that we use to assess our ability to generate profits from our business without measuring for the outcomes from funds above their respective benchmarks . We calculate Total Fee Related Revenues as net revenue from services rendered less (a) net revenue from realized performance fees and less (b) net revenue from unrealized performance fees . • “Total compensation and benefits” is the result of the profit sharing paid to our employees as (a) bonus compensation related to management and advisory and (b) performance - based compensation . • “Segment personnel expenses” are composed of the salary - part compensation paid to employees and partners of our funds’ management teams . • “Corporate center expenses” are composed by the salary - compensation paid to employees and other general and administrative expenses related to our support teams, such as research, risk, legal & compliance, investor relations, operations and ESG . • “Other general and administrative expenses” is made up of third - party expenses, depreciation and amortization, travel and representation, marketing expenses, administrative fees, non - operating taxes, third - party consultants’ fees, such as legal and accounting, and office consumables . • “Placement fee amortization and rebates” reflects fees paid to distributors that, due to accounting procedures, are not deducted from net management fees, unlike certain other distributor fees that directly impact that line . • “GP investment income” is income from proprietary investments made by us in our own Private Markets’ funds, used as GP Commitments . • “Financial income” is income generated through the investments made with our cash and cash equivalents in cash and bank deposits, certificate of deposits and proprietary investments in our liquid funds from our Equities and Global IP&S segments . • “Leasing expenses” include costs from the company’s sub - leasing activities . • “Income taxes” is comprised of taxes on our corporate income tax and social contribution taxes . We are taxed on an actual taxable profit regime, while our subsidiaries are taxed based on deemed profit . Notes and Definitions (cont’d)

40 • “Capital Subscription / (capital return)” represents the net capital commitments and capital returns from our Private Markets’ closed end and listed funds . • “Net Inflows / (outflows)” represent the net inflows and outflows from our liquid funds from our Equities, Global IP&S and Credit segments . • “Appreciation / (depreciation)” represents the net capital appreciation/depreciation from our funds, which refers to the increase or decrease of the funds’ investment’s value . • “MOIC” means multiple on invested capital, a ratio intended to represent how much value an investment has returned, and is calculated as realized value plus unrealized value, divided by the total amount invested, gross of expenses and fees . • “IRR” means the internal rate of return, which is a discount rate that makes the net present value of all cash flows equal to zero in a discounted cash flow analysis . Notes and Definitions (cont’d)

41 Bogota 601 748 6090 Carrera 11 # 79 – 52 Of 801, Edificio 80 - ONCE Barrio El Nogal COLOMBIA Mexico City 52 55 5010 2150 Paseo de los Tamarindos N Σ 90, Torre 1, Piso 21, 05120 MEXICO Lima 51 1 611 5350 Av. Jorge Basadre Nro. 347 Piso 09, Of 902 San Isidro PERU Miami 786 755 4860 1441 Brickell Ave Suite 1430, FL 33131 UNITED STATES Recife 55 81 3204 6811 Av. República do Líbano, 251 Sala 301 - Torre A Pina - 51110 - 160 BRAZIL Montevideo 59 8 2626 2650 WTC Free Zone 2 Dr. Luis Bonavita 1294, Of 2033. CP 11300 59 8 2628 7042 WTC Torre 4, Dr. Luis Bonavita 1266, Of 601. CP 11300 URUGUAY New York 1 - 212 - 355 7630 590 Madison Avenue 33rd Floor , NY 10022 UNITED STATES Rio de Janeiro 55 21 2159 6000 Av. Bartolomeu Mitre, 336 Leblon - 22431 - 002 BRAZIL São Paulo 55 11 3572 3700 Av. Brigadeiro Faria Lima, 2.277 14 o andar Jardim Paulistano 01452 - 000 BRAZIL Santiago 56 2 2364 4660 Av. Rosario Norte 555, Piso 14, Las Condes CHILE Buenos Aires 52 55 5010 2150 54 11 4878 8000 Carlos Pellegrini 1023, Piso 14 (C1009ABU) ARGENTINA Ribeirão Preto 55 16 2101 4641 Av. Presidente Vargas, 2.121 – Sala 106 Jardim América 14020 - 260 BRAZIL